Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report relating to the consolidated financial statements, and financial statement schedules of Commercial Vehicle Group, Inc. and subsidiaries (the “Company”) dated March 16, 2009 (November 20, 2009 as to the effects of the restatements discussed in Note 8 and 17), (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s changes in its method of accounting for uncertain income tax positions in 2007 and defined benefit pension and other post-retirement benefit plans in 2006), and our report relating to the effectiveness of the Company’s internal control over financial reporting dated March 16, 2009 appearing in or incorporated by reference in the Annual Report on Form 10-K/A of the Company for the year ended December 31, 2008.
/s/ Deloitte & Touche LLP

Columbus, Ohio
November 20, 2009